Full Year 2010 Results

MAXCOM REPORTS RESULTS FOR THE FULL
YEAR AND FOURTH QUARTER OF 2010

Mexico City, February 23, 2011. – Maxcom Telecomunicaciones, S.A.B. de C.V. (“Maxcom”, or “the Company”) (NYSE: MXT) (BMV: MAXCOM CPO), one of the leading integrated telecommunications companies in Mexico, today announced its unaudited financial and operating results for the quarter ended December 31, 2010.

NOTE: The monetary amounts presented in these tables have been prepared in accordance with Mexican Financial Reporting Standards (“NIF” or “Mexican GAAP”). Figures are expressed in millions of current Mexican Pesos. Numbers may vary due to rounding.

Results | Full Year 2010

Financial Summary:

	4Q10	4Q09	Δ %	YE2010	YE2009	Δ %
Million Pesos
Revenues	639	631	1%	2,577	2,563	1%
EBITDA	174	158	10%	665	632	5%
EBITDA Margin	27%	25%		26%	25%
Adj. EBITDA	177	157	13%	669	634	6%
Adj. EBITDA Margin	28%	25%		26%	25%
Net Income	(949)	23	N.A.	(1,160)	(304)	N.A.

Operating Highlights:

•	Total company Revenue Generating Units or RGUs, increased 8% to 556,564 in 2010 compared to the same period last year. The Company recorded RGU net additions of 42,979 during the year.
•	Total company customer base increased by 9% to reach 247,616 customers in 2010 compared to 2009.
•	When compared to the same period last year, voice RGUs increased by 1% to reach 373,232. Voice RGUs include residential voice, commercial voice, public telephony lines and wholesale lines.
•	Data residential RGUs increased by 50% to 88,331 in comparison to 58,818 in 2009.
•	The number of coin operated public phones totaled 41,124 a similar number to those in 2009.
•	The entire mobile RGU base totaled 42,049 units which is 16% less than the number registered in 2009.
•	Pay TV number of RGUs increased by 64% to 49,711 units in comparison to 30,371 in 2009.
•	Residential RGUs per customer increased to 1.7 in 2010 from 1.6 in 2009.
•	Commercial RGUs per customer decreased from 18.2 in 2009 to 17.2 in 2010.

1

Full Year 2010 Results

Operating Results

	4Q10	4Q09	Δ %
Residential Customers	243,584	222,971	9%
Voice	230,529	217,578	6%
Data	85,373	55,073	55%
Mobile	33,434	42,621	(22%)
TV	49,711	30,371	64%

Residential RGUs	417,756	366,001	14%
Voice	237,827	226,832	5%
Data	88,331	58,818	50%
Mobile	41,887	49,980	(16%)
TV	49,711	30,371	64%
RGU per Residential Customer	1.7	1.6

Commercial Customers	3,978	4,451	(11%)
Voice	3,696	4,174	(11%)
Data	1,467	1,392	5%
Mobile	33	49	(33%)
Other	176	186	(5%)

Commercial RGUs	68,600	81,081	(15%)
Voice	65,197	77,396	(16%)
Data	2,793	2,860	(2%)
Mobile	162	366	(56%)
Other	448	459	(2%)
RGU per Commercial Customer	17.2	18.2

Public Telephony RGUs	41,124	41,393	(1%)

Wholesale RGUs	29,084	25,110	16%

Total RGUs	556,564	513,585	8%

Voice RGUs	373,232	370,731	1%
Total Number of Customers	247,616	227,467	9%

Revenues

Maxcom total revenues for the year 2010 were Ps.2,577 million, increased 1% comparing to the Ps.2,563 million recorded in 2009. The following table is a breakdown of the sources of revenue for the Company.

		YE10	Weight %		YE09	Weight %	Δ %
Residential	Ps.	1,040	40%	Ps.	929	36%	12%
Commercial		693	27%		788	31%	(12%)
Public Telephony		378	15%		461	18%	(18%)
Wholesale		453	18%		372	15%	22%
Other Revenue		13	0%		13	0%	0%
Total	Ps.	2,577	100%	Ps.	2,563	100%	1%

2

Full Year 2010 Results

Total revenues for the fourth quarter of 2010 were Ps.639 million, increased 1% comparing to Ps.631 million recorded in the same period of last year. The following table is a breakdown of the sources of revenue for the Company:

		4Q10	Weight %		4Q09	Weight %	Δ %
Residential	Ps.	282	44%	Ps.	223	35%	26%
Commercial		158	25%		199	32%	(21%)
Public Telephony		91	14%		115	18%	(21%)
Wholesale		104	16%		91	14%	14%
Other Revenue		4	1%		3	0%	33%
Total	Ps.	639	100%	Ps.	631	100%	1%

Residential
Residential revenues represented 40% of the total during 2010, compared with 36% in 2009. Revenues in the residential business segment reached Ps.1,040 million, an increase of 12% or Ps.111 million in comparison to Ps.929 million recorded in 2009.

The Ps.111 million increase in revenues was mainly the effect of higher recurrent charges by approximately Ps.76 million, driven mostly by Data and TV products, voice contributed with an increase of Ps.35 million and mobile with an increase of Ps.1 million.

During the fourth quarter of 2010, revenues from the residential business totaled Ps.282 million, or a 26% increase in comparison to the Ps.223 million registered in the same period 2009.

ARPU (average revenue per unit) for the residential business for 2010 was Ps.221 which is 1% less than the Ps.224 recorded in 2009; almost steady.

Residential RGU per customer increased from 1.6 in 2009 to 1.7 in 2010. Reflecting the success of the multi-play offering of the company to this segment of the market.

Commercial
Commercial revenues represented 27% of the total during 2010, compared to 31% registered in 2009. Revenues in the Commercial Business reached Ps.693 million, a decrease of 12% in comparison to Ps.788 million recorded in 2009.

The 12% or Ps.95 million decrease in revenues during 2010 is mainly explained by a decrease in recurrent charges, the decrease in calling party pays usage, and in non recurrent charges.

During the fourth quarter of 2010, revenues from the commercial business totaled Ps.158 million, a 21% decrease in comparison to the Ps.199 million registered in the same period 2009.

ARPU of the commercial business for 2010 reached Ps.772 which is 4% lower than the Ps.801 recorded in 2009.

In addition, RGU per commercial customer decreased from 18.2 in 2009 to 17.2 in 2010.

Public Telephony
Public Telephony represented 15% of total revenues during 2010. Revenues in this business unit totaled Ps.378 million, a decrease of 18% when compared to Ps.461 million in 2009. The decrease in revenues is attributed to a reduction in network usage, as a consequence of higher competition. Currently the ARPU for Public Telephony is Ps.763, 22% less than the Ps.973 of 2009.

During the fourth quarter of 2010, revenues from the public telephony business totaled Ps.91 million, a 21% decrease in comparison to the Ps.115 million registered in the same period 2009.

Wholesale
In 2010, Wholesale revenues increased by 22% to reach Ps.453 million, in comparison to the Ps.372 million registered during the same period in the previous year. The increase in the Wholesale business revenues was mainly driven by higher traffic volume.

During the fourth quarter of 2010, revenues from the Wholesale business totaled Ps.104 million, a 14% increase in comparison to the Ps.91 million registered in the same period 2009.

Other Revenue
Other revenues contributed marginally and reached Ps.13 million, similar to the figure reported in 2009. For the fourth quarter of 2010, other revenues totaled Ps.4 million, similar to the Ps.3 million registered in the same period 2009.

3

Full Year 2010 Results

Network Operation Cost

Network Operation Costs in 2010 decreased by 1% or Ps.9 million to reach Ps.1,122 million in comparison to Ps.1,131 million in 2009. This decrease was mainly due to a 11% or Ps.15 million decrease in network technical expenses. However, and partially offsetting this positive effect, network operating service increased Ps.4 million.

The Ps.4 million increase in network operating service was driven by higher:

1.	Calling party pays of Ps.77 million;
2.	Ports leases of Ps.13 million; and,
3.	Public telephony costs of Ps.8 million.

This increase was partially offset by lower long distance interconnection costs of Ps.83 million, lease of circuits of Ps.15 million and Internet services costs of Ps.1 million.

The Ps.15 million decrease in technical expenses was driven mostly by lower public services costs of Ps.4 million, office services costs of Ps.4 million; and external advisors costs of Ps.2 million.

During the fourth quarter of 2010, network operation costs totaled Ps.272 million, a 4% increase when compared to the Ps.261 million registered in the same period of last year.

SG&A

SG&A expenses were Ps.791 million in 2010, 1% or Ps.8 million below the Ps.799 million reported in 2009. The Ps.8 million decrease was mainly driven by a reduction in payroll expenses, maintenance and bad debt. These decreases were partially offset by higher marketing, external advisors and leases.

During the fourth quarter of 2010, SG&A expenses totaled Ps.193 million, 9% below Ps.212 million reported in the same period last year.

EBITDA and Adjusted EBITDA

EBITDA for 2010 was Ps.665 million, an increase of 5% or Ps.33 million in comparison to Ps.632 million registered in 2009. EBITDA Margin was 26% during the period, which compares favorably to 25% in 2009. During the fourth quarter of 2010, EBITDA amounted to Ps.174 million, a 10% increase in comparison to Ps.158 million recorded in 2009. EBITDA margin for the fourth quarter of 2010 was 27%, higher than the 25% registered in the same period of 2009.

Adjusted EBITDA for 2010 was Ps.669 million, 6% higher than Ps.634 million registered in 2009. Adjusted EBITDA Margin was 26% during the year, higher than the 25% recorded in 2009. During the fourth quarter of 2010, Adjusted EBITDA amounted to Ps.177 million, a 13% increase in comparison to Ps.157 million recorded in the same period of 2009. Adjusted EBITDA margin for the fourth quarter of 2010 was 28%, higher than the 25% registered during the same period of 2009.

Operating Income

The Company recorded an operating loss for 2010 of Ps.37 million in comparison to an operating loss of Ps.7 million for the same period of 2009. For the fourth quarter of 2010 the company reported an operating loss of Ps.2 million, in comparison to an operating income of Ps.34 million reported in the same period last year.

Depreciation charges during the quarter were Ps.176 million, a 42% increase when compared to Ps.124 million reported during the same period of 2009.

Comprehensive Financial Result

During the year, the Company registered a comprehensive financial result of Ps.208 million, a Ps.89 million decrease when compared to Ps.297 million in the same period of 2009.

	4Q10	4Q09	ΔPs.	YTD10	YTD09	ΔPs.
Interest Expense	75	72	3	314	302	12
Interest (Income)	0	0	0	(14)	(6)	(8)
Exchange Rate (Gain) Loss – Net	16	(39)	55	(92)	1	(93)
Total	91	33	58	208	297	(89)

4

Full Year 2010 Results

The lower comprehensive financial result was a consequence of an increase in interest income of Ps.8 million the interest income increased from Ps.6 million in 2009 to Ps.14 million in 2010, and an exchange rate gain of Ps.92 million when compared to an exchange rate loss of Ps.1 million registered in the same period last year mostly due to the appreciation of the Peso exchange rate in 2010.

During the fourth quarter of 2010, comprehensive financial result for the Company reached Ps.91 million, compared to the Ps.33 million recorded in the same period of 2009.

Other Expense:

During the period, the Company booked a charge of Ps.67 million, as a result of the restructuring and reorganization that it underwent during 2010. As part of the restructuring process the Company reduced its headcount and reorganized several business areas. These restructuring expenses leaded the amount of other expense to Ps.132 million for the year of 2010 in comparison to the accounted Ps.61 million in 2009. With the restructuring the company plans to achieve savings for the further operational periods.

Impairment Testing

In accordance with Mexican Financial Reporting Standard C-15 “Impairment of long-lived assets and their disposal”, are tested for impairment once a year during the last quarter, or whenever a significant adverse event occurs. The book value of some of the Company’s assets as of year-end December 31, 2010 exceeded their reasonably expected future cash flows, discounted at a theoretical weighted average cost of capital under today’s market conditions.

Maxcom’s results for 2010 include a Ps.529 million non-cash charge for impairment losses. Maxcom performed its required annual testing of impairment during the fourth quarter using a discounted cash flow analysis to determine the value in use of its assets versus its book values as described above.

Taxes

The Company booked a non-cash charge of Ps.239 million in deferred taxes during 2010. During 2009 the Company recorded deferred credit tax provisions of Ps.69 million. During the fourth quarter of 2010 the Company recorded a debit of Ps.239 million in taxes which compares to a credit of Ps.49 million recorded in the same period of 2009.

Net Income

The Company posted a net loss during 2010 of Ps.1,160 million, in comparison to a net loss of Ps.304 million reported in 2009. For the fourth quarter of 2010, the Company registered a net loss of Ps.949 million in comparison to the net income of Ps.23 million recorded in the same period of 2009.

Liquidity and Capital Sources

Millions of Pesos	For the year ended 2010	For the year ended 2009
Resources from Operations and Working Capital	527	693
CAPEX	(723)	(910)
Free Cash Flow	(196)	(217)
Financing Activities	(416)	(387)
Cash and Cash Equivalents at the Start of the Period	987	1,591
Cash and Cash Equivalents at the End of the Period	375	987

Millions of Pesos	Quarter Ended December 31, 2010	Quarter Ended December 31, 2009
Resources from Operations and Working Capital	146	313
CAPEX	(224)	(253)
Free Cash Flow	(78)	60
Financing Activities	(166)	(250)
Cash and Cash Equivalents at the Start of the Period	619	1,177
Cash and Cash Equivalents at the End of the Period	375	987

5

Full Year 2010 Results

Capital Expenditures

Capital Expenditures during the period totaled Ps.723 million, lower than the Ps.910 million recorded in 2009. Capital Expenditures were primarily used for telephone network systems and equipment for Maxcom’s network.

For the fourth quarter of 2010, capital expenditures reached Ps.224 million, lower than the Ps.253 million recorded in the same period of 2009.

Indebtedness

At December 31, 2010 the Company reported its Indebtedness level at Ps.2,612 million. The Company’s leverage ratio measured by Debt to EBITDA is at 3.78 times and the Net Debt to EBITDA is at 2.88 times.

###
About MAXCOM

MAXCOM Telecomunicaciones, S.A.B. de C.V., headquartered in Mexico City, Mexico, is a facilities-based telecommunications provider using a “smart-build” approach to deliver last-mile connectivity to micro, small and medium-sized businesses and residential customers in the Mexican territory. MAXCOM launched commercial operations in May 1999 and is currently offering local, long distance, data, value-added, paid TV and IP-based services on a full basis in greater metropolitan Mexico City, Puebla, Tehuacan, San Luis, and Queretaro, and on a selected basis in several cities in Mexico. The information contained in this press release is the exclusive responsibility of MAXCOM Telecomunicaciones, S.A.B. de C.V. and has not been reviewed by the Mexican National Banking and Securities Commission (CNBV) or any other authority. The reg istration of the securities described in this press release before the National Registry of Securities (Registro Nacional de Valores) held by the CNBV, shall it be the case, does not imply a certification of the investment quality of the securities or of MAXCOM’s solvency. The trading of these securities by an investor will be made under such investor’s own responsibility.
For more information contact:

Manuel S. Pérez
Mexico City, Mexico
(52 55) 4770-1170
manuel.perez@maxcom.com

This document may include forward-looking statements that involve risks and uncertainties that are detailed from time to time in the U.S. Securities and Exchange Commission filings of the Company. Words such as “estimate,” “project,” “plan,” “believe,” “expect,” “anticipate,” “intend,” and similar expressions may identify such forward-looking statements. The Company wants to caution readers that any forward-looking statement in this document or made by the company’s management involves risks and uncertainties that may change based on various important factors not under the Company’s control. These forward-looking statements represent the Company’s judgment as of the date of this document. The Company disclaims, however, any intent or o bligation to update these forward-looking statements.

6

Full Year 2010 Results

MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED BALANCE SHEET
Thousand of Mexican Pesos (''Ps.'')

	As of December 31,
	2009		2010
ASSETS:
CURRENT ASSETS:
Cash and cash equivalents	Ps	987,343	Ps	375,224
		987,343		375,224
Accounts receivable:
Customers, net of allowance		696,557		714,661
Value added tax refundable		210,819		206,743
Other sundry debtors		87,079		67,719
		994,455		989,123

Inventory		16,374		25,678
Prepaid expenses		30,149		31,647
Total current assets		2,028,321		1,421,672

Frequency rights, net		59,674		47,282
Telephone network systems and equipment, net		4,941,770		4,391,993
Intangible assets, net		199,224		213,212
Financial instruments		38,319		19,869
Deposits		7,269		7,526
Deferred taxes		230,324		-
Prepaid expenses long term		10,524		6,881
Other assets		2,151		2,151

Total assets	Ps	7,517,576	Ps	6,110,586

LIABILITIES
CURRENT LIABILITIES:
Interest payable		13,426		12,705
Accounts payable and accrued expenses		531,214		379,437
Notes payable		-		1,693
Customers deposits		2,214		2,158
Payroll and other taxes payable		69,660		94,402
Total current liabilities		616,514		490,395

LONG-TERM LIABILITIES:
Senior notes		2,611,740		2,471,420
Notes payable		-		4,920
Other accounts payable		57,097		48,374
Deferred taxes		-		9,248
Pensions and post-retirement obligations		31,463		27,294
Other long term liabilities		40,790		43,408
Long Term Liabilities		2,741,090		2,604,664
Total liabilities	Ps	3,357,604	Ps	3,095,059

SHAREHOLDERS' EQUITY
Capital stock		5,410,244		5,410,244
Premium on capital stock		808,566		813,135
Accumulated deficit		(1,743,353)		(2,046,911)
Net profit (loss) for the period		(303,558)		(1,159,877)
Share repurchase program		(11,927)		(1,064)
Total shareholders' equity	Ps	4,159,972	Ps	3,015,527

Total liabitilies and equity	Ps	7,517,576	Ps	6,110,586

7

Full Year 2010 Results

MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENT OF OPERATIONS
Thousand of Mexican Pesos (''Ps.'')

	3 months ended December 31,						12 months ended December 31,

	2009		%	2010		%	2009		%	2010		%

TOTAL REVENUES	Ps.	631,143	100%	Ps.	639,475	100%	Ps.	2,562,570	100%	Ps.	2,577,392	100%

Network operating services		222,870	35%		234,466	37%		985,575	38%		989,337	38%
Technical expenses		34,436	5%		34,605	5%		133,789	5%		118,830	5%
Installation expenses		3,670	1%		3,320	1%		11,989	0%		13,374	1%
Cost of network operation		260,976	41%		272,391	43%		1,131,353	44%		1,121,541	44%

GROSS PROFIT		370,167	59%		367,084	57%		1,431,217	56%		1,455,851	56%

Selling, general and administrative expenses		212,126	34%		192,983	30%		798,986	31%		791,142	31%

EBITDA		158,041	25%		174,101	27%		632,231	25%		664,709	26%

Depreciation and amortization		123,925			176,009			639,398			701,975

Operating income (loss)		34,116			(1,908)			(7,167)			(37,266)

Comprehensive (income) cost of financing:
Interest expense		72,370			75,262			302,035			314,412
Interest (income) loss, net		(116)			(336)			(6,031)			(13,957)
Exchange (income) loss, net		(39,001)			16,272			791			(91,983)
		33,253			91,198			296,795			208,472

Other (Income) Expense		18,648			25,051			57,614			65,691
Restructuring		-			49,088			3,519			66,721
Impairment		-			528,672			-			528,672

INCOME (LOSS) BEFORE TAXES		(17,785)			(695,917)			(365,095)			(906,822)

Taxes:
Income tax		7,934			13,976			7,934			13,976
Defered Income Tax		(48,760)			239,079			(69,471)			239,079
Total tax		(40,826)			253,055			(61,537)			253,055

NET INCOME (LOSS)	Ps.	23,041		Ps.	(948,972)		Ps.	(303,558)		Ps.	(1,159,877)

Adjusted EBITDA		157,235			176,701			633,900			668,964
% of revenue adjusted EBITDA		25%			28%			25%			26%

Weighted average basic shares		789,819			789,819			789,819			789,819
Weighted average fully diluted		833,611			833,556			833,611			833,556

Earnings per share basic		0.03			(1.20)			(0.38)			(1.47)
Earnings per share diluted		0.03			(1.14)			(0.36)			(1.39)

8

Full Year 2010 Results

MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOW
Thousand of Mexican Pesos (''Ps.'')

	3 months ended December 31,				12 months ended December 31,

	2009		2010		2009		2010

Operating Activities:
Income before taxes	Ps.	(17,785)	Ps.	(695,917)	Ps.	(365,095)	Ps.	(906,822)

Items without cash flow		285,753		849,409		1,014,513		1,580,320
Cash flow from income/loss before taxes		267,968		153,492		649,418		673,498

Cash flow from:
Accounts receivables		33,647		65,488		19,647		(18,104)
Inventory		10,894		(6,556)		24,502		(9,304)
Accounts payables		(356)		(74,997)		16,381		(151,777)
Other assets and liabilities		1,117		8,473		(16,816)		32,613
Cash flow from operation activities		45,302		(7,592)		43,714		(146,572)

Net cash flow from operating activities		313,269		145,900		693,132		526,926

Cash flow from:
Telephone network systems and equipment, net		(322,855)		(199,108)		(909,989)		(622,864)
Other intangible assets		70,000		(25,000)		-		(100,000)
Cash flow from capital expeditures		(252,855)		(224,108)		(909,989)		(722,864)

Cash in excess/(required) to be used in financing activities		60,415		(78,208)		(216,857)		(195,937)

Cash flow from :
Senior notes		(95,920)		(28,800)		(95,920)		(140,320)
Vendor financing		(1,596)		2,647		(4,354)		6,613
Additional paid in capital		(1,522)		135		(7,876)		4,569
Other financing activities		(151,289)		(139,867)		(279,055)		(287,044)
Cash flow from financing activities		(250,327)		(165,885)		(387,205)		(416,182)

Increase (decrease) in cash and temporary investments		(189,912)		(244,093)		(604,062)		(612,119)

Cash and cash equivalents at beginning of the period		1,177,255		619,317		1,591,405		987,343
Cash and cash equivalents at the end of the period	Ps.	987,343	Ps.	375,224	Ps.	987,343	Ps.	375,224

9